Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business Editors:
            Starfield Resources Announces Results From Airborne Survey And Drilling
            Program at Moonlight Project

            /NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN
THE U.S./

            Assays grade 7.99% copper and 108.6 g/t (3.49 oz) silver over 55 feet

            TORONTO, July 8, 2010 /CNW/ - Starfield Resources Inc. ("Starfield" or
the "Company") (TSX: SRU) today announced interpreted results of a detailed airborne geophysical survey covering the Company's Moonlight project in Plumas
County, California, as well as assay results for the project's recently completed drilling program.
            The detailed airborne geophysical survey, consisting of DIGHEM EM and magnetics, had 100 metre line spacings and totaled 440 line kilometres. The survey confirmed previous geologic mapping and better defined lithologic contacts. The locations of major structures, some of which appear to have served as controlling structures ("feeders") for the copper mineralization, are also evident.
            In early June, Starfield undertook a second phase of drilling to further evaluate the remaining high grade, structurally controlled copper mineralization adjacent to areas previously mined at the Engels mine. This program consisted of four angled holes (ME10-04 through ME10-07) totaling
1,497 feet. Of these holes, ME10-04 through ME10-06 were drilled proximal to the underground workings a short distance northeast (ME10-04 and ME10-06)
and/or southwest (ME10-05) of the 2009 drill holes, while ME10-07 was drilled on strike, but immediately northeast of previous mining operations.
            The two "step-out" holes returned particularly favorable results. Hole
ME10-05 returned 91 feet of 5.09% copper and 68.5 g/t silver, including a 55 foot section of 7.99% copper and 108.6 g/t silver. Hole ME10-04 intersected 84 feet of 2.04% copper and 15.3 g/t silver within a 109 foot section of 1.81%
copper and 13.8 g/t silver.
            "We are extremely pleased with the step-out drilling results," said Andre
Douchane, President and CEO. "As soon as funds are available, we intend to follow up with a more intensive drilling program."
            An illustration of drill hole locations and assays for ME10-05 and
ME10-04, in comparison to holes drilled during the 2009 fall exploration program, is available on the Starfield website under this news release at
www.starfieldres.com.
            A more detailed summary of the assay results for the 2010 Moonlight drill program can be found in Table 1 below. The intervals listed are drill core lengths and do not necessarily depict true width.

            <<
            Table 1 - Moonlight Engels 2010 Copper and Silver Assay Results

            -------------------------------------------------------------------------
                                From         To      Interval     Total
            Hole No.           (feet)      (feet)     (feet)      Cu (%)     Ag (g/t)
            -------------------------------------------------------------------------
            ME10-04             16.0       125.0       109.0       1.81        13.80
            -------------------------------------------------------------------------
                including:      16.0       100.0        84.0       2.04        15.30
            -------------------------------------------------------------------------
                               141.0       178.0        37.0       1.95        22.20
            -------------------------------------------------------------------------
                               190.0       225.0        35.0       0.79         5.25
            -------------------------------------------------------------------------
            ME10-05             10.0       101.0        91.0       5.09        68.50
            -------------------------------------------------------------------------
                including:      39.0        94.0        55.0       7.99       108.60
            -------------------------------------------------------------------------
                               110.0       120.5        10.5       1.46        13.20
            -------------------------------------------------------------------------
                               159.5       191.5        32.0       2.46        20.20
            -------------------------------------------------------------------------
            ME10-06:A          168.0       178.0        10.0       0.76         5.20
            -------------------------------------------------------------------------
                               213.0       224.0        11.0       0.54         3.86
            -------------------------------------------------------------------------
                               238.0       245.5         7.5       1.39        12.80
            -------------------------------------------------------------------------
                               330.0       338.0         8.0       4.90        41.40
            -------------------------------------------------------------------------
            ME10-07            262.0       275.0        13.0       1.90        15.70
            -------------------------------------------------------------------------
                               305.0       310.0         5.0       0.95         9.90
            -------------------------------------------------------------------------
            >>

            Ray Irwin, BSc, P.Geo, is a Qualified Person in accordance with National
Instrument 43-101, and is responsible for the technical content of this press release and quality assurance of the exploration data and analytical results.

            About Starfield

            Starfield Resources Inc. is an exploration and development stage company exploring for copper, nickel, and platinum group elements (PGE) in North
America. The Company has three main projects: a PGE project in Montana's
Stillwater District; a copper project in California's historic Moonlight
Copper Mining District; and a copper/nickel/cobalt/PGE project in Ferguson
Lake, Nunavut. Additional assets include a diamond joint venture in Nunavut, additional copper/nickel/chrome projects in Montana, and a portfolio of eight gold properties in Nevada that are currently under joint venture agreement.
Starfield is also funding the development of a novel, environmentally friendly and energy efficient hydrometallurgical process to recover metals from massive sulphides.

            Forward-Looking Statements

            This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend,"
"believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the
Canadian Securities Administrators' website located at www.sedar.com. The
Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

            www.starfieldres.com

            %CIK: 0001074795

            /For further information: Andre J. Douchane, President and CEO,
416-860-0400 ext. 222, adouchane(at)starfieldres.com; Greg Van Staveren, Chief
Financial Officer, 416-860-0400 ext. 223, gvanstaveren(at)starfieldres.com;
Connie Anderson, Investor Relations, 416-860-0400 ext. 228,
canderson(at)starfieldres.com/
            (SRFDF SRU.)

CO:  Starfield Resources Inc.

CNW 07:30e 08-JUL-10